Exhibit 99.1

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

4 October 2013

Announcement of Results of Rights Issue

Barclays is pleased to announce that, under the terms of the Rights Issue announced on 30 July 2013, as at the latest time and date for receipt of valid acceptances, it had received valid acceptances in respect of 3,046,197,378 New Ordinary Shares, representing 94.63 per cent. of the total number of New Ordinary Shares offered to Shareholders pursuant to the Rights Issue.

It is expected that the New Ordinary Shares in uncertificated form will be credited to CREST accounts as soon as practicable after 8.00 a.m. today, 4 October 2013 and that definitive share certificates and Sharestore Advices will be despatched to the relevant Qualifying Shareholders by no later than 17 October 2013.

It is expected that the New Ordinary Shares will commence trading, fully paid, on the London Stock Exchange plc’s main market for listed securities at 8.00 a.m. today, 4 October 2013.

In accordance with their obligations under the Underwriting Agreement in respect of the Rights Issue as set out in the Prospectus dated 16 September 2013, Credit Suisse, Deutsche Bank, BofA Merrill Lynch and Citi will endeavour to procure subscribers for the remaining 172,870,490 New Ordinary Shares not validly taken up under the Rights Issue, failing which the Underwriters or their sub-underwriters have agreed to acquire, on a several basis, any remaining Underwritten Shares.

Any premium over the aggregate of the Issue Price of 185 pence per New Ordinary Share and the expenses of procuring subscribers (including any applicable brokerage and commissions and amounts in respect of value added tax) will be paid (without interest) to Shareholders whose rights have lapsed in accordance with the Rights Issue, pro rata to their lapsed provisional allotments. However, individual amounts of less than £3.00 will not be paid to such persons but will be aggregated and donated to Barclays’ chosen charity, UNICEF. Cheques and credits to CREST accounts in respect of any such amounts are expected to be despatched to the relevant Shareholders by no later than 17 October 2013.

A further announcement as to the number of New Ordinary Shares for which subscribers have been procured will be made in due course.

ENQUIRIES

For further information, please contact:

Barclays PLC

Analysts and Investors

Charlie Rozes

+44 (0) 20 7116 5752

Media

Giles Croot

+44 (0) 20 7116 6132

The Barclays Shareholder Helpline*

0871 384 2711 (from inside the UK)

+44 121 415 0094 (from outside the UK)

Barclays Investment Bank: Sole Global Co-ordinator and Joint Bookrunner

+44 (0) 20 7623 2323

Jim Renwick

Kunal Gandhi

Credit Suisse: Sponsor, Joint Bookrunner and Initial Underwriter

+44 (0) 20 7888 8888

James Leigh-Pemberton

Nick Koemtzopoulos

Lewis Burnett

Deutsche Bank: Joint Bookrunner and Initial Underwriter

+44 (0) 20 7545 8000

Tadhg Flood

Neil Kell

BofA Merrill Lynch: Joint Bookrunner and Initial Underwriter

+44 (0) 20 7628 1000

Oliver Holbourn

Arif Vohra

Citi: Joint Bookrunner and Initial Underwriter

+44 (0) 20 7986 4000

John Sandhu

Alex Carter

*	Calls to the 0871 Barclays Shareholder Helpline number are charged at 8 pence per minute (excluding VAT) plus network extras. Calls to the Barclays Shareholder Helpline from outside the UK will be charged at appropriate international rates. Different charges may apply to calls from mobile telephones. Calls may be recorded and randomly monitored for security and training purposes.

The terms defined in the Prospectus published on 16 September 2013 shall have the same meaning when used in this announcement. The Prospectus is available on Barclays’ website at Barclays.com/rightsissue.

This announcement shall not constitute, or form part of, an offer to sell, an invitation to induce an offer or a solicitation of an offer to buy or subscribe for securities, nor shall there be any sale of securities referred to in this announcement, in any jurisdiction in which such offer, invitation, solicitation, or sale would be unlawful.

Notice to US investors and ADS holders

In the United States, the Rights Issue is being made pursuant to the prospectus (the “US Prospectus”) that Barclays PLC filed with the U.S. Securities and Exchange Commission (“SEC”) on 16 September 2013. Barclays PLC has filed a registration statement on Form F-3 (Registration No. 333-173886) for the offering to which this announcement relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or, in the case of the US Prospectus, by accessing the Barclays website at Barclays.com/rightsissue. Alternatively, copies of the US Prospectus, may be obtained by contacting D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, +1 (800) 269-6427 (toll free in the U.S. and Canada) or +1 (212) 269-5550 (call collect from outside the U.S. and Canada).

Notice to all investors

Barclays Bank PLC, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, Citigroup Global Markets Limited, Merrill Lynch International, J.P. Morgan Securities plc, RBC Europe Limited (trading as RBC Capital Markets), Morgan Stanley Securities Limited, which are each authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, Credit Suisse AG, London Branch which is authorised and regulated by FINMA in Switzerland, authorised by the Prudential Regulation Authority in the United Kingdom and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the United Kingdom (details about the extent of Credit Suisse AG, London Branch’s regulation by the Prudential Regulation Authority are available from Credit Suisse, AG London Branch on request) and Deutsche Bank AG which is authorised under German Banking Law (Competent authority: BaFin—Federal Financial Supervising Authority) and authorised and subject to limited regulation by the Financial Conduct Authority in the United Kingdom, BNP Paribas which is authorised under French Banking Law (competent authority: Autorité de Contrôle Prudentiel), Banco Santander S.A. which is authorised under Spanish Banking Law (Competent authority: Bank of Spain and Comisión Nacional del Mercado de Valores), Mediobanca – Banca di Credito Finanziario S.p.A. which is authorised under Italian Banking Law (Competent authority: Banca D’Italia and Commissione Nazionale per le Società e la Borsa), ING Bank N.V. which is authorised under Dutch Banking Law (Competent authority: Autoriteit Financiële Markten and De Nederlandsche Bank), ABN AMRO Bank N.V. which is authorised under Dutch Banking Law (Competent authority: Autoriteit Financiële Markten and De Nederlandsche Bank) and SMBC Nikko Capital Markets Limited which is regulated by the Financial Conduct Authority in the United Kingdom (together, the “Banks”), are acting exclusively for Barclays and are acting for no one else in connection with the Rights Issue and will not regard any other person as a client in relation to the Rights Issue and will not be responsible to anyone other than Barclays for providing the protections afforded to their respective clients, nor for providing advice in connection with the Rights Issue or any other matter, transaction or arrangement referred to herein. Apart from the responsibilities and liabilities, if any, which may be imposed on Credit Suisse Securities (Europe) Limited as sponsor by the FSMA, none of the Banks accept any responsibility or liability whatsoever for, or make any representation or warranty, express or implied with respect to, the contents of this announcement, including its accuracy, fairness, sufficiency, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with Barclays or Nil Paid Rights, Fully Paid Rights, Provisional Allotment Letters, New Ordinary Shares or the Rights Issue and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Each of the Banks accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement or any such statement.

This announcement is not a prospectus or an extract from, a summary or abridged version of a prospectus but an advertisement and is for information purposes only and does not constitute or form part of any offer or invitation to sell, or an invitation to induce an offer or issue, or any solicitation of any offer to acquire Nil Paid Rights, Fully Paid Rights or New Ordinary Shares or to take up any entitlements to New Ordinary Shares in any jurisdiction in which such an offer or solicitation is unlawful. Investors should not acquire any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares referred to in this announcement except on the basis of information contained in the Prospectus or the US Registration Statement (including the US Prospectus) (as applicable). The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy or completeness. The information is subject to change.

The distribution or release, directly or indirectly, of this announcement, the Prospectus and/or the Provisional Allotment Letter and/or Sharestore Form of Instruction and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares into a jurisdiction other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement and/or any related documents comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.

Neither the content of Barclays’ website (or any other website) nor any website accessible by hyperlinks on Barclays’ website (or any other website) is incorporated in, or forms part of, this announcement.